SR Telecom

2006
Fourth quarter and year-end report
July 3, 2007

CONTENTS

The year at a glance

Management’s Discussion & Analysis
About forward-looking statements
Non-GAAP financial measures
Going concern assumption
Fresh start accounting
Selected consolidated financial information
Segmented analysis
▪	Wireless telecommunications products segment
▪	Telecommunications service provider segment
Consolidated basic and diluted loss per share
Consolidated balance sheet
Consolidated liquidity and capital resources
Outlook
Assumptions, risks and uncertainties
Disclosure controls and procedures and internal control over financial reporting
Accounting policies

Consolidated financial statements

Notes to Consolidated financial statements

THE YEAR AT A GLANCE

2006 was an extremely difficult year for SR Telecom as it struggled to rid itself of the remains of legacy restructuring initiatives, cope with the resulting disruptions to operations, finances and customer service while still carving a niche in the WiMAX market.

Financial results for 2006 may be disappointing, yet the Company remains optimistic about its growth potential for 2007 and beyond, as the WiMAX industry matures and commercial deployments increase. The Company made steady progress, while slower than anticipated, on several fronts:

Strengthened financial footing
▪
The Company significantly de-leveraged its balance sheet in Q1 2006 through a private placement and the concurrent conversion of the vast majority of its 10% convertible debentures into common shares. In March 2007, the Company completed the redemption of the remaining $2.7 million balance of convertible debentures, including accrued but unpaid interest, a move that streamlined SR Telecom’s financial structure through the elimination of second ranking creditors and freed up approximately $4.7 million in restricted cash from its balance sheet.

▪	In December 2006, the Company sought and obtained $20.0 million in new financing from a syndicate of lenders comprised of shareholders of the Company.
▪
In February 2007, the Company announced the sale of its telecommunications service provider subsidiary in Chile, Comunicacion y Telefonia Rural (CTR ). This transaction fully released the Company from all of its obligations with respect to CTR, including liabilities regarding loans amounting to approximately US$28.0 million; it also simplified the Company’s financial structure.

▪
On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

Defined and implemented a new business plan
▪
The Company appointed a new permanent chief executive officer (CEO) and chief financial officer (CFO) in Q2 2006. The new leadership team fully evaluated all aspects of the organization and took decisive action to realign the business to focus on two key ingredients for future success: delivering WiMAX products and creating a contract manufacturing process that is seamless, transparent and efficient.

▪
Following the comprehensive evaluation initiated by the new CEO and the new CFO, in April 2007 the Company announced an internal reorganization that centralized activities in its Montréal (Canada) offices and reduced costs. Part of this reorganization included the discontinuation and sale of certain unprofitable legacy product lines; an initiative intended to better align cost structure with revenue potential. The sales process began in earnest in April and is ongoing.

Focused on core activities
▪
In Q1 2006, the Company outsourced manufacturing activities to increase its cost competitiveness; this transition was completed for the most part in the second quarter. The supply chain was re-established allowing for higher deliveries in the year ended December 31, 2006 compared to the same period in 2005.

▪
Nonetheless, contract-manufacturing issues had a strong negative impact on overall results throughout the year. In addition to mitigating transitional issues with existing contract manufacturers, management took action to de-risk manufacturing by broadening its supply source, thereby improving process efficiency with its manufacturing partners:

1	In December 2006, it reached an agreement with a new contract manufacturer to manufacture CPEs

2	In March 2007, it entered into discussions with a tier-1 contract manufacturer for its WiMAX product suite

3	In May 2007, it signed a three-year WIMAX manufacture and supply agreement with Taiwan-based Microelectronics Technology (MTI)

▪	The Company received WiMAX Forum certification of its symmetrymx solution, marking a pivotal step towards executing the plan to deploy WiMAX technology.

Renewed customer relationships
▪
While product development and delivery delays have put strain on customer relationships, the Company has made efforts to establish open lines of communication to address customer concerns. In addition, the Company’s suite of WiMAX solutions continues to attract new customer enquiries and field trials are currently underway with a number of telecommunications service providers around the world.

Management's Discussion and Analysis

This Management Discussions and Analysis of financial position and results of operations comments on SR Telecom’s operations, performance and financial condition for the periods ended December 31, 2006, 2005 and 2004 and should be read in conjunction with the Company’s consolidated financial statements for the periods then ended. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars. The principles of Canadian GAAP used in the preparation of our financial statements for the years ended December 31, 2006, 2005 and 2004 defer in certain material respects with US GAAP, as disclosed in note 31 to the consolidated financial statements for the years ended December 31, 2006, 2005, and 2004.

All tabular amounts in this MD&A are in thousands of Canadian dollars, except where otherwise noted. This MD&A was prepared in accordance with Canadian generally accepted accounting principles (GAAP) and should be read in conjunction with SR Telecom’s annual audited consolidated financial statements. You will find more information about SR Telecom, including SR Telecom Inc.’s annual information form, dated July 3, 2007 on SR Telecom Inc.’s website at www.srtelecom.com and on SEDAR at www.sedar.com .

ABOUT FORWARD LOOKING STATEMENTS

The MD&A may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this MD&A describe the Company’s expectations on July 3, 2007.

A statement is considered forward-looking when it makes a statement about the future based on what is known and expected today. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

These statements are based on certain assumptions and analyses management makes in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors it believes appropriate in the circumstances. However, whether actual results and developments will confirm management’s expectations and predictions is subject to a number of risks and uncertainties, including among other things, the risk factors discussed in this MD&A.

Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their businesses or operations. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements even if new information becomes available.

In the forward-looking statements contained in this MD&A, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryone in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  “Assumptions, risks and uncertainties” elsewhere in this MD&A and in the Company’s management’s discussion and analysis for the year ended December 31, 2006 and the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www.srtelecom.com.

GOING CONCERN ASSUMPTION

The consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Company’s losses for the current and prior years, negative cash flows, reduced availability of supplier credit and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities and commitments in the ordinary course of business are subject to significant uncertainty.

For the year ended December 31, 2006, the Company incurred a net loss of $115.6 million ($9.4 million for the month ended December 31, 2005 and $81.8 million for the eleven months ended November 30, 2005) and used cash of $45.2 million ($7.1 million for the month ended December 31, 2005 and $48.0 million for the eleven months ended November 30, 2005) in its continuing operating activities. Going forward, the Company will continue to require substantial funds as it continues the development of its WiMAX product offering.

The Company has taken the following steps to address the going concern uncertainty:

On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR, for proceeds of nil (see note 12). As part of this transaction, the Company has been fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million. The divestiture of this non-core asset marked another important step in the Company’s plan to strengthen its financial position by streamlining its balance sheet and focus on its WiMAX strategy.

On March 6, 2007, the Company concluded the conversion/redemption of the remaining Convertible Debentures, allowing for the release of $4.7 million of restricted cash.

On April 12, 2007, the Company closed the sale and leaseback of its property located in Montréal (Québec), Canada for gross proceeds of $8.6 million.

On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

The Company’s successful execution of its business plan is dependent upon a number of factors that involve risks and uncertainties. In particular, the development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s strategic plan and of its future success and profitability. If either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company will experience significant adverse effects on its liquidity, financial condition and ability to continue as a going concern.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

FRESH START ACCOUNTING

On November 30, 2005, the Company completed a conversion of $10.0 million in principal amount of the Company’s 10% convertible redeemable secured debentures due October 15, 2011 (convertible debentures) and accrued interest payable in kind into common shares pursuant to the terms of the convertible debentures.  The conversion was completed on a pro-rata basis among all holders of convertible debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, those holders of convertible debentures held approximately 72.9% of the then outstanding common shares. Because of this conversion, there was a substantial realignment of the interests in the Company between creditors and shareholders that, under Canadian Generally Accepted Accounting Principles (GAAP), required the adoption of fresh start accounting. Fresh start accounting required the Company to classify the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities to their estimated fair values. The enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. The comprehensive revaluation of assets and liabilities was done based on this enterprise value. The revaluation adjustments were accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting. The December 31, 2005 financial results we analyze comprise one month of post-fresh start accounting and eleven months of pre-fresh start accounting. The financial results for Q4 2005 comprise one month of post-fresh start accounting and two months of pre-fresh start accounting. The aggregated twelve-month financials and three-month financials represent non-GAAP measures that are used to facilitate the evaluation of the Company’s performance between periods. These non-GAAP measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.

The following table summarizes the adjustments recorded to implement the fresh start basis of accounting:
	Prior to the adoption of fresh start accounting November 30, 2005	Fresh start adjustments	Notes	After adjustments December 1, 2005

Assets
Current assets	86,727	585	(i)	87,312
Property, plant and equipment	77,581	(18,623)	(ii)	58,958
Intangible assets	3,668	38,946	(iii)	42,614
Investment tax credits	4,616	-		4,616
Other assets	2,467	-		2,467
	175,059	20,908		195,967

Liabilities
Current liabilities	75,553	-		75,553
Long-term credit facility	47,551	-		47,551
Long-term liability	1,752	-		1,752
Long-term debt	488	-		488
Convertible redeemable secured debentures	40,261	(274)	(v)	39,987
	165,605	(274)		165,331

Shareholders’ equity
Capital stock	219,653	10,274	(v)	229,927
Warrants	13,029	(13,029)	(iv)	-
Equity component of convertible redeemable secured debentures	37,851	(10,000)	(v)	27,851
Contributed surplus	1,247	(1,247)	(iv)	-
Deficit pre-fresh start accounting	(262,326)	35,184	(vi)	(227,142)
	9,454	21,182		30,636

	175,059	20,908		195,967

(i)
The revaluation resulted in an increase in current assets, mainly reflecting work in process and finished goods inventory. The work in process fair value was determined using management’s best estimate of selling price less cost to sell and cost to complete. The finished goods inventory fair value was determined using management’s best estimate of selling price less cost to sell.

(ii)
The revaluation resulted in a net decrease in property, plant and equipment. This decrease related primarily to the property, plant and equipment of the Company’s then subsidiary CTR. $26.0 million of the decrease was the result of management’s best estimate of CTR’s fair value as a whole and the allocation of this fair value to its assets and liabilities. The property, plant and equipment in the wireless business segment were valued based on fair market value in continued use of the assets. This valuation resulted in a $7.4 million increase in the value of the assets.

(iii)
The revaluation resulted in the Company assigning a value to its technology, using the relief-from-royalties method, calculated using projections management developed. As well, as part of the revaluation, a value was attributed to customer relationships based on the related revenue and cash flows the Company expects these customers to generate; this value was also determined using projections management developed.

(iv)	The value of contributed surplus and warrants was determined to be nil at the revaluation date. This value was determined using the Black-Scholes option-pricing model.
(v)
Pursuant to the terms of the convertible debentures, $10.0 million principal amount, plus accrued interest, classified in equity at the issuance date, was reclassified to capital stock upon conversion to common shares.

(vi)	The adjustment reflects the increase in net assets of the Company as a result of the revaluation.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Consolidated balance sheets	December 31, 2006	December 31, 2005	December 1, 2005

Total assets	150,553	187,551	195,967
Long-term financial liabilities (including current portion)	100,554	129,498	128,647
Total liabilities	139,620	166,203	165,331
Capital stock	352,174	230,086	229,927
Shareholders' equity	10,933	21,348	30,636

Consolidated statements of operations	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Revenue	87,455	7,372	69,012	76,384	99,074
Restructuring, asset impairment and other charges	31,515	-	17,200	17,200	7,701
Operating loss from continuing operations	(101,362)	(2,532)	(64,308)	(66,840)	(58,036)
Loss from continuing operations	(116,415)	(5,160)	(77,007)	(82,167)	(76,942)
Earnings (loss) from discontinued operations	788	(4,221)	(4,758)	(8,979)	(9,192)
Net loss	(115,627)	(9,381)	(81,765)	(91,146)	(86,134)

Basic and diluted
Loss per share from continuing operations (in dollars)	(0.17)	(0.08)	(4.34)	(3.77)	(4.62)
Loss per share from discontinued operations (in dollars)	-	(0.06)	(0.27)	(0.41)	(0.55)
Net loss per share (in dollars)	(0.17)	(0.14)	(4.61)	(4.18)	(5.17)

Weighted average number of common shares outstanding (in thousands)	671,478	65,386	17,752	21,797	16,661
Dividends per common share (in dollars)	-	-	-	-	-

Discontinued operations

In 2005, SR Telecom sold substantially all of the assets and operations of its subsidiary in France and its Australian subsidiary to a subsidiary of Duons Systèmes (Duons) in Paris, France. With this transaction, which took effect on December 1, 2005, the Company effectively disposed of its Swing product line and related operations.

The sale price was established on November 30, 2006, determined based on the performance of the sold businesses for the year then ended. Pursuant to the agreement, the sale price was to range between €1 and €4 million. SR Telecom and its French subsidiary agreed to indemnify Duons, up to a maximum of €0.8 million, should the sold businesses realize a loss in the year ended November 30, 2006. As of the third quarter of 2006, management estimated that the sold businesses would generate a loss in excess of  €0.8 million and as a result, recorded a provision of $1.1 million (€ 0.8 million) in Q3 2006. However, following negotiations with Duons, an agreement was reached resulting in no amount being payable. The provision recorded in Q3 2006 was reversed in Q4 2006.

As part of the sale transaction, the Company recorded the following charges in the one month ended December 31, 2005 as part of discontinued operations: a write-down of $0.4 million of the remaining fixed assets of its France subsidiary that were deemed to have no future use as well as a write-off of $0.6 million for the remaining Swing-related inventory not taken by Duons, which the Company estimated to be unrecoverable.

Following the disposal of substantially all of the assets and operations of its French subsidiary, the Company redirected the remaining operations of the subsidiary to act as a sales office for other products. The Company entered into negotiations with the landlord of the subsidiary’s premises to terminate the lease and to find premises more suited to its needs; an agreement was reached in March 2006. The Company accrued as part of discontinued operations the settlement of the lease termination as at December 31, 2005 for $1.5 million (€1.1 million) in the one month ended December 31, 2005. The Company vacated the premises in April 2006.

The results of operations and the cash flows of the Swing product line are presented in the consolidated financial statements as discontinued operations. Prior to the sale, Swing product line operations were presented as part of the wireless business segment. Wireless segment results expressed in this MD&A do not include these discontinued operations and are presented on a continuing operations basis.

Results of discontinued operations	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Revenue	-	254	13,918	14,172	24,862
Loss on disposal of discontinued operations	-	(1,761)	-	(1,761)	-
Pre-tax earnings (loss) from discontinued operations	788	(4,221)	(4,583)	(8,804)	(7,741)
Earnings (loss) from discontinued operations	788	(4,221)	(4,758)	(8,979)	(9,192)

In conjunction with the sale of its Swing-related operations in December 2005, the Company signed an agreement with Duons that provides for royalty payments based on revenues earned on specific contracts transferred to Duons. During the year ended December 31, 2006, the Company earned royalties of $0.8 million.
Cash flows from discontinued operations	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Cash flows (used in) provided by operating activities	-	(2,115)	7,791	5,676	841
Cash flows provided by (used in) investing activities	-	762	(8)	754	(125)
(Decrease) increase in cash and cash equivalents from discontinued operations	-	(1,353)	7,783	6,430	716

Net Assets of discontinued operations	As at December 31, 2006	As at December 31, 2005	As at December 1, 2006

Accounts receivable, net	-	5,809	5,235
Inventory	-	-	1,019
Other	-	250	880
Current assets	-	6,059	7,134

Property, plant and equipment, net	-	53	1,385

Accounts payable and accrued liabilities	-	(8,365)	(7,621)
Customer advances	-	(75)	(362)
Current liabilities	-	(8,440)	(7,983)

Net (liabilities) assets of discontinued operations	-	(2,328)	536

SEGMENTED ANALYSIS

As at December 31, 2006, SR Telecom operated in two business segments; as a supplier of wireless telecommunications products and as a telecommunications service provider.

WIRELESS TELECOMMUNICATIONS PRODUCTS SEGMENT
Results analysis for the years ended December 31, 2006, 2005 and 2004

From continuing operations	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Revenue	68,267	5,638	51,342	56,980	80,490
Cost of revenue	69,351	4,773	42,639	47,412	55,894
Gross profit (loss)	(1,084)	865	8,703	9,568	24,596
Gross profit (loss) percentage	(2%)	15%	17%	17%	31%
Agent Commissions	903	61	1,660	1,721	4,724
Selling, general and administrative expenses	50,796	2,634	31,791	34,425	39,802
Research and development expenses, net	20,954	990	20,610	21,600	30,319
Restructuring, asset impairment and other charges	24,313	-	16,878	16,878	7,701
Operating loss from continuing operations	(98,050)	(2,820)	(62,236)	(65,056)	(57,950)
Finance charges, net	11,184	2,014	14,230	16,244	5,341
Income tax expense (recovery)	736	23	(109)	(86)	12,610
Loss from continuing operations	(109,285)	(5,146)	(73,190)	(78,336)	(67,933)

Revenue
SR Telecom’s revenue reflects revenue generated from the sale of equipment and services. Equipment revenue rose by 22.8% to reach $62.4 million in 2006 compared to $50.8 million in 2005. This increase resulted from the production ramp-up following financing the Company obtained from a private placement in February 2006. However, long lead times in procurement continued to have a negative impact on results throughout the year. 2006 revenue results also reflect the impact of late delivery penalties totalling $5.7 million, recorded as a reduction of revenue, which were the combined result of three key factors: an implementation ramp-up with one contract manufacturer, capacity constraints at a second contract manufacturer and transitional difficulties with supply chain management. These issues approached resolution late in the year, and the Company progressed with plans for a number of equipment field trials around the world.

Service revenue is generated from the sale of a variety of services, including site surveys, repairs, installation and project management. Service revenue in 2006 declined slightly to $5.9 million from $6.2 million recorded in 2005, reflecting the Company’s overall focus on equipment sales.

Comparing 2005 and 2004 results, equipment revenue in 2005 decreased to $50.8 million from $67.6 million in 2004, primarily as a result of longer-than-anticipated delays in finalizing the credit facility; reduced supplier credit and production slow-downs, including timing issues related to the delivery of equipment; and an overall decrease in sales volumes.

The 2005 service revenue decline to $6.2 million from $12.9 million in 2004 can be attributed to service revenue realized on projects in their final stages in 2004, particularly, long-term projects in Asia and Africa which were not replicated in 2005. Also, during the first half of 2005, there were delays in securing purchase orders under large-frame contracts that the Company had in place with long-standing customers.

Revenue by geographic region
Revenue from continuing operations by geographic region, based on the location of the Company’s customers, is as follows for the periods indicated.

	Revenue					Percent of wireless revenue

	Year ended Dec. 31, 2006	One month ended Dec. 31, 2005	Eleven months ended Nov. 30, 2005	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004	Year ended Dec. 31, 2006	One month ended Dec. 31, 2005	Eleven months ended Nov. 30, 2005	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004
Europe, Middle East and Africa	21,583	240	20,662	20,902	25,094	32%	4%	40%	37%	31%
Asia	9,906	1,144	5,523	6,667	31,521	14%	20%	11%	12%	39%
Latin America	32,923	4,113	18,865	22,978	9,608	48%	73%	37%	40%	12%
Other	3,855	141	6,292	6,433	14,267	6%	3%	12%	11%	18%
	68,267	5,638	51,342	56,980	80,490	100%	100%	100%	100%	100%

Wireless revenue in 2006 saw an overall increase across all of SR Telecom’s main sales regions: Latin America, Asia, Europe, Middle East and Africa. The largest gain, both in dollar terms and as a percentage of wireless revenue, was in Latin America. The continued realization of large projects in Mexico and Argentina resulted in a significant increase in revenue to $32.9 million from $23.0 million in 2005.

Revenue in Asia grew to $9.9 million in 2006 compared with 2005, when it realized $6.7 million, primarily due to higher equipment sales in the region and a new service contract in Bangladesh.

Revenue in Europe, Middle East and Africa also increased in dollar terms, increasing from $20.9 million in 2005 to $21.6 million in 2006, but declined as a percentage of wireless revenue from 37% in 2005 to 32% in 2006. The increase in dollar terms is primarily attributable to the continued realization of a large project in Spain.

In 2005, revenue in Latin America in dollar terms increased substantially to $23.0 million from $9.6 million in 2004, primarily due to the realization of the first phase of a project in Mexico and equipment supply contract in Argentina. Revenue in Asia decreased in dollar terms and as a percentage of wireless revenue to $6.7 million in 2005 from $31.5 million in 2004. The decrease in revenue in Asia was largely attributable to higher sales in Thailand in 2004 that were not replicated in 2005. Revenue in Europe, Middle East and Africa decreased to $20.9 million in 2005 from $25.1 million in 2004, largely attributable to lower equipment sales, and was offset by a major project in Spain.

Gross profit

(expressed as a percentage of revenue)	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Revenue	100%	100%	100%	100%	100%
Cost of revenue	102%	85%	83%	83%	69%
Gross profit	(2%)	15%	17%	17%	31%

Gross profit is calculated by subtracting the cost of revenue from total revenue. With respect to equipment, cost of revenue consists of manufacturing, material, labour, manufacturing overhead, warranty reserves, inventory impairment charges and other direct product costs. With respect to service, cost of revenue consists of labour, materials, travel, telephone, vehicles and other items that are directly related to the revenue recognized.

The principal drivers of fluctuations in gross margins are revenue levels as well as the product and customer sales mix. Gross profit as a percentage of revenue decreased to negative 2% in 2006 from 17% in 2005 and 31% in 2004. Late delivery penalties of $5.7 million and variations in the sales mix, including the increase in sales of lower margin Customer Premises Equipment (CPE), had a significant impact on gross profits recorded in 2006. Late deliveries also resulted in significant inventory impairment charges arising from customers cancelling current orders for which inventory had already been purchased.

In dollar terms, equipment gross profit decreased to negative $2.2 million in 2006 from $6.4 million in 2005. Results in 2006 reflect the impact of $5.7 million in late delivery penalties, which were the combined result of an implementation ramp-up with one contract manufacturer, capacity constraints at a second contract manufacturer, transition efficiency difficulties with supply chain management, previously discussed $10.1 million write down of inventory due to customer cancellations, and a detailed review of inventory requirements based on the expected sale of legacy product lines. These were partially offset by higher sales volumes.

Service gross profits decreased to $1.1 million in 2006 from $3.2 million in 2005, primarily due to the shift to project services from repair services; repair services typically generate higher margins.

Gross profit decreased to 17% in 2005 from 31% in 2004. Equipment gross profit in dollar and percentage terms decreased to $6.4 million or 13% in 2005 from $20.4 million or 30% in 2004. The decrease in gross profit in dollar and percentage terms is due in part to a $3.5 million write down of raw material inventory, the revaluation of work-in-process and finished goods inventory upon adoption of fresh-start accounting, low production levels and delays associated with restarting the Company’s supply chain as well as variations in the sales mix with increased lower margin product sales.

Service gross profit as a percentage increased to 52% in 2005 from 33% in 2004, which was largely attributable to higher margins realized on service contracts in general. Higher margins realized on the sale of supply inventory were partially offset by reduced volumes.

Agent commissions
SR Telecom uses a network of third party representatives, or agents, who act on behalf of the Company’s international sales organization in countries where maintaining a permanent presence is not justified or where local customs and practices require the use of local parties. Agent commissions are payments SR Telecom makes to these representatives. The Company complies with the Foreign Corrupt Practices Act of the United States when entering into third party or agent agreements.

Agent commissions as a percentage of revenue decreased to 1%, or $0.9 million, in 2006 from 3%, or $1.7 million, in 2005, and 6%, or $4.7 million in 2004. The decrease in 2006 is due to a change in sales mix and less dependence on local representatives; in 2005, it is commensurate with the decrease in revenue recognized from large turnkey contracts, which traditionally had higher commissions.

Sales, general and administrative expenses
Sales, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, communications, sales, human resources, finance, depreciation and amortization, executive and management and professional service fees and expenses.

SG&A expenses rose by $16.4 million to $50.8 million in 2006 from $34.4 million in 2005. In 2006, SG&A expenses included higher depreciation and amortization expense of $7.2 million, resulting from an increase in the value of technology and customer relationship assets following the adoption of fresh start accounting. In addition, the issuance of 2,769,576 common shares to the Company’s interim president and chief executive officer at the time resulted in an additional $1.8 million in compensation expense, including all applicable taxes in 2006. The remainder of the increase is mostly attributable to an increase in stock-based compensation expense, increases in the Company’s provision for litigation matters as a result of management’s revised estimates of litigation outcomes, increased performance and retention bonuses and increased amounts for professional services relating to business realignment activities.

SG&A expenses decreased to $34.4 million in 2005 from $40.0 million in 2004, primarily due to the savings associated with the restructuring implemented in 2004 and 2005; and partially offset by a $3.7 million increase in the Company’s provision for doubtful accounts relating to Teleco de Haiti/MCI.

Research and development expenses, net of investment tax credits
Research and development expenses comprise compensation, software development tools, depreciation, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products net of refundable provincial government investment tax credits. The Company has focused its research and development activities on a WiMAX-enabled suite of products.

Research and development expenses decreased to $21.0 million in 2006, down $0.6 million from $21.6 million in 2005. In December 2006, the Company determined that there was insufficient evidence of reasonable assurance that investment tax credits in the amounts of $4.6 million for 2006 and $8.5 million for 2005 would be realized within their remaining life. The Company therefore recorded a reduction of these amounts, which resulted in a corresponding charge to the statement of operations. Were we to eliminate the effect of these adjustments, research and development expenses would have been $16.4 million in 2006 and $13.1 million in 2005. As such, the $3.3 million increase in research and development expenses in 2006 over 2005 is mainly attributable to the ramp-up of the Company’s WiMAX research and development plan.

Research and development expenses in 2004 amounted to $30.2 million. The $17.1 million decrease in research and development expenses from 2004 to 2005, when excluding the effect of the 2005 adjustment noted above, was primarily due to the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004.

Restructuring, asset impairment and other charges
In 2006, the Company incurred restructuring charges of $24.3 million compared to $16.9 million in 2005 and $7.7 million in 2004.

The 2006 wireless results include a charge of $13.9 million to adjust inventory to its realizable value, an impairment charge of $5.4 million for intangible assets and an impairment charge of $2.3 million for property, plant and equipment. These charges result from management’s continued restructuring activities, including the realignment of the business on performing products. As a result, inventory, property, plant and equipment and intangible assets directly related to products that the Company is either discontinuing or phasing out over time were written down. Inventory was written down to management’s best estimate of net realizable value. Intangible assets, comprised of customer relationships, were written down to their estimated fair value determined based on the present value of related estimated future cash flows. Property, plant and equipment were written down to their estimated fair value based on the estimated sale price for such assets.

Restructuring charges in 2006 also include $1.3 million of severance and termination benefits related to the Company’s ongoing efforts to reduce its cost structure. In total, 74 employees were terminated of which 61 were affected by the Company’s decision to outsource manufacturing operations of its non-WiMAX products. Pursuant to this decision, the Company agreed to sell certain manufacturing assets with a carrying value of $1.7 million to its contract manufacturer for $0.4 million. The sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million that was recorded in Q1 2006.

In addition, in 2006, $0.1 million was accrued for a reduction in expected sublease revenue related to a Montréal (Québec) facility that was vacated in late 2005.

In 2005, restructuring charges of $3.0 million were accrued for severance and termination benefits relating to the termination of 95 employees.  In addition, the Company decided that it would discontinue certain products, no longer support prior versions of certain products and changed its approach to repairs. As a result, the Company wrote down inventory by $16.6 million to its estimated net realizable value, comprised mostly of raw materials and repair stock. The inventory affected was located primarily in Canada and France. The inventory write down related to France in the amount of $2.8 million is included in discontinued operations. Furthermore, in 2005, $0.1 million was accrued for lease charges related to a Montreal manufacturing facility that was vacated in November 2005.

In 2004, restructuring charges of $7.7 million were incurred for severance and termination benefits, write-off of specific inventory and deferred charges, accrued lease charges and operating costs related to the US facilities in Washington as well as losses on the sale of redundant assets. These activities were undertaken by the Company to reduce its cost structure. In total, 45 employees were terminated and management decided that it would no longer pursue the development and sale of its Stride 2400 product line.

Finance charges
Finance charges amounted to $11.2 million in 2006, a decrease of $5.0 million when compared to finance charges of $16.2 million in 2005. This decline is attributable to lower interest expense on outstanding 8.15% senior unsecured debentures and 10% convertible redeemable secured debentures as, with the exchange of the majority of 8.15% debentures to 10% debentures in mid-2005 and with the substantial conversions of 10% convertible debentures in late 2005 and early 2006, debenture debt levels were significantly reduced. In addition, $4.4 million of costs incurred in connection with the exchange in 2005 of the 8.15% debentures into 10% convertible debentures consisting mainly of legal, accounting, broker, dealer and agent fees did not repeat themselves in 2006. These decreases were partially offset by higher interest expense relating to the long-term credit facility, which was fully drawn in the fourth quarter of 2005 thereby generating interest expense for a full year in 2006 as opposed to only a full quarter in 2005.

Finance charges in 2004 amounted to $5.3 million and were primarily related to interest expense on the 8.15% senior unsecured debentures.

Foreign exchange
The Company incurred a foreign exchange gain of $0.7 million in 2006 compared to a gain of $0.2 million in 2005 and a loss of $0.1 million in 2004. The Company’s trade receivables and payables are primarily denominated in US dollars and Euros. The Company also has other liabilities denominated in US dollars and Euros as well as US-dollar denominated debt. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared with the Canadian dollar.

Income taxes
Income tax expense amounted to $0.7 million in 2006 compared to an income tax recovery of $0.1 million in 2005. In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign tax authorities. Such examinations may result in future tax and interest assessments. The Company has received notice of assessments from foreign governments for sales taxes and income taxes, has reviewed these assessments and determined the likely amounts to be paid. As such, an income tax accrual of $0.7 million was recorded in 2006. Tax adjustments explain the tax recovery in 2005.

Income tax expense in 2004 amounted to $12.6 million and resulted from management's determination that an increase in the valuation allowance for future income tax assets was appropriate as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Company.

Backlog
Backlog at the end of 2006 stood at $45.4 million, the majority of which is expected to be delivered in the next two quarters. This figure is up from $28.2 million at the end of 2005 and $9.5 million at the end of 2004. The Company’s current backlog is comprised of multiple short-term orders that turn over quickly and includes purchase orders received for committed deliveries.

As of May 31, 2007, backlog stood at $25.8 million, the majority of which is expected to be delivered by the end of the third quarter of 2007.

WIRELESS TELECOMMUNICATIONS PRODUCTS SEGMENT

Results analysis for the quarters ended December 31, 2006, and 2005

From continuing operations
	2006				2005
	Q4	Q3	Q2	Q1	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1

Revenue	17,853	16,431	14,818	19,165	5,638	4,677	10,315	27,872	9,580	9,213
Cost of revenue	25,433	13,521	15,345	15,052	4,773	7,736	12,509	18,811	7,829	8,263
Gross profit (loss)	(7,580)	2,910	(527)	4,113	865	(3,059)	(2,194)	9,061	1,751	950
Gross profit (loss) percentage	(42%)	18%	(4%)	21%	15%	(65%)	(21%)	33%	18%	10%
Operating loss from continuing operations	(27,310)	(41,543)	(17,661)	(11,536)	(2,820)	(21,696)	(24,516)	(6,953)	(22,930)	(10,657)
Loss from continuing operations	(31,293)	(45,179)	(18,562)	(14,251)	(5,146)	(21,614)	(26,760)	(14,151)	(24,879)	(12,546)

Revenue
The fourth quarter of 2006 saw equipment revenue almost double to $16.5 million from $8.7 million in the fourth quarter of 2005. While the Company faced many issues with contract manufacturing and its supply chain management throughout 2006, outsourcing issues have been coming to a resolution. As such, sales volumes increased, despite late delivery penalties of $2.0 million incurred in the fourth quarter of 2006. Service revenue remained relatively flat at $1.4 million in the fourth quarter of 2006 compared to $1.6 million in the fourth quarter of 2005.

Revenue by geographic region
Three months ended December 31,	Revenue		Percent of wireless revenue
	2006	2005	2006	2005
Europe, Middle East and Africa	7,053	1,784	40%	17%
Asia	2,182	1,900	12%	18%
Latin America	7,475	6,169	42%	60%
Other	1,143	462	6%	5%
	17,853	10,315	100%	100%

Wireless revenue increased across all of SR Telecom’s main sales regions in the fourth quarter of 2006 compared to the fourth quarter of 2005. The largest increase was in Europe, the Middle East and Africa, which benefited from the ongoing realization of a major project in Spain. Latin America remained one of the most active regions both in dollar terms and as a percentage of revenue, due mainly to ongoing projects in Mexico and Argentina.

Gross profit
(Expressed as a percentage of revenue)	Three months ended December 31,
	2006	2005

Revenue	100%	100%
Cost of revenue	142%	121%
Gross profit	(42%)	(21%)

Gross profit as a percentage of revenue decreased to negative 42% in the fourth quarter of 2006 from negative 21% in the fourth quarter of 2005. In dollar terms, gross profit in the fourth quarter of 2006 was negative $7.6 million compared to negative $2.2 million in the same quarter last year.

Equipment gross margin decreased to negative $8.3 million in the fourth quarter of 2006 from negative $2.7 million in the fourth quarter of 2005 due to the impact of $2.0 million in late delivery penalties, a $10.1 million write down of inventory, and offset by higher sales volumes. The negative gross margin in the fourth quarter of 2005 was a function of a $3.5 million write-down of raw materials, the revaluation of work-in-process and finished goods inventory upon adoption of fresh-start accounting as well as lower sales volume.

Service gross margin increased from $0.5 million in the fourth quarter of 2005 to $0.7 million in the fourth quarter of 2006, also due to higher sales volumes.

Sales, general and administrative expenses
SG&A expenses decreased to $9.4 million in the fourth quarter of 2006 from $9.7 million in the fourth quarter of 2005. The SG&A decrease is primarily the result of a $2.3 million reversal of the bad debt provision in the fourth quarter of 2006, as the Company had reached a settlement with Telecom de Haiti/MCI in March 2007. This was offset by a higher depreciation expense related to an increase in the value of technology and customer relationship assets following the adoption of fresh start accounting as well as an increase in stock-based compensation expense.

Research and development expenses, net of investment tax credits
Research and development expenses increased by $0.2 million to $9.9 million in the fourth quarter of 2006, from $9.7 million in the fourth quarter of 2005. In December 2006, the Company recorded adjustments in the amount of $4.6 million for 2006 and $8.5 million for 2005 for income tax credits receivable that would not be realized within their remaining life. Were we to eliminate the effect of these adjustments, research and development expenses would have been $5.3 million in Q4 2006 and $1.2 million in Q4 2005. As such, this $4.1 million increase is due to the ramp-up of the Company’s WiMAX research and development plan in 2006..

Finance charges
Finance charges were $3.2 million in the fourth quarter of 2006, a decrease of $1.6 million when compared to $4.8 million in the fourth quarter of 2005. With the substantial conversions of 10% convertible redeemable secured debentures throughout 2006 the interest on these debentures was significantly lower in the fourth quarter of 2006 than in the fourth quarter of 2005.

TELECOMMUNICATIONS SERVICE PROVIDER SEGMENT
Results analysis for the years ended December 31, 2006, 2005 and 2004

Comunicacion y Telefonia Rural (CTR) is a telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

On February 1, 2007, the Company announced the closing of the sale of its Chilean subsidiary, CTR, to Chile.com, an integrated telecommunications service provider. As part of this transaction, the Company has been released from all of its obligations with respect to CTR, including liabilities regarding loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million. While this transaction did not produce net cash proceeds, it reduced the Company’s debt levels and is another important step in the Company’s plan to strengthen its financial position and focus on its WiMAX strategy.

The results of operations and cash flows of CTR did not qualify for presentation as discontinued operations in 2006 as CTR only became available for sale in its present condition in 2007. Beginning February 1, 2007, the comparative results of operations and the cash flows of CTR will be presented in the financial statements as discontinued operations.

	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004

Net revenue	19,188	1,734	17,670	19,404	18,584
Operating expenses	15,298	1,446	19,462	20,908	18,670
Operating (loss) income	(3,312)	288	(2,114)	(1,826)	(86)
Loss from continuing operations	(7,130)	(14)	(3,817)	(3,831)	(9,009)

Net revenue
CTR’s net revenue decreased slightly to $19.2 million in 2006 from $19.4 million in 2005. Net revenue in Chilean peso terms remained stable at 9.0 billion pesos in both 2006 and 2005. Net revenue depends in part on the mix of access charges on tariffs paid to other service providers by CTR. Lower traffic in rural areas due to the growth of cellular services and competition was partially offset by lower traffic costs.

Comparing 2005 and 2004 revenue, CTR’s net revenue increased from $18.6 million in 2004 to $19.4 million in 2005. Net revenue in Chilean peso terms amounted to 9.0 billion pesos in 2005 compared to 8.7 billion pesos in 2004. The increase was attributable to new access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the expansion of urban telecommunications service to several cities in Chile (urban initiative) in 2005.

Operating expenses
Operating expenses consist of employee compensation costs, travel and related expenses, as well as wire support and maintenance, professional fees and expenses.

Operating expenses decreased to $15.3 million in 2006 from $20.9 million in 2005. In Chilean peso terms, operating expenses stood at 7.3 billion pesos in 2006 compared to 9.2 billion pesos in 2005. This reflects the positive impact of cost containment initiatives as well as a decrease in depreciation expense resulting from the adoption of fresh start accounting on November 30, 2005, which resulted in a decrease in the book value of telecommunications network equipment, and offset by the expansion of the urban initiative.

Operating expenses increased to $20.9 million or 9.2 billion pesos in 2005 from $18.7 million or 8.1 billion pesos in 2004, due to the expansion of the urban wireless telecommunications service in several cities.

Restructuring, asset impairment and other charges
In 2006, CTR incurred restructuring charges of $7.2 million arising from an impairment charge relating to property, plant and equipment. In the third quarter of 2006, in light of performance below par and non-binding purchase offers received, the Company tested for recoverability of CTR’s net assets. The total estimated future cash flows, on an un-discounted basis, were less than the carrying value of the net assets. An impairment loss of $7.2 million was measured as the difference between the fair value based on discounted estimated future cash flows and the carrying value of net assets.

In 2005, CTR incurred restructuring charges of $0.3 million arising from the write-down of certain satellite-related assets. CTR did not incur any restructuring charges in 2004.

Finance charges
Finance charges rose slightly in 2006 to $3.7 million from $3.1 million in 2005. This increase is mainly attributed to higher interest rates, partially offset by reduced debt levels as well as the effect of a decline in the US dollar compared with the Canadian dollar on the US-dollar-denominated interest payments.

In 2005, finance charges increased to $3.1 million from $2.7 million in 2004. The increase was due to professional and legal fees incurred relating to the renegotiation of the CTR loans.

Foreign exchange
The foreign exchange loss of $0.1 million in 2006, compared to the foreign exchange gain of $1.1 million in 2005 and the $2.3 million gain in 2004, reflect the impact of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular, the US-dollar-denominated debt.

TELECOMMUNICATIONS SERVICE PROVIDER SEGMENT
Results analysis for the quarters ended December 31, 2006 and 2005

	2006				2005
	Q4	Q3	Q2	Q1	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1

Net revenue	4,849	4,646	4,570	5,123	1,734	3,041	4,775	4,776	4,719	5,134
Operating expenses	3,757	3,844	3,772	3,925	1,446	3,326	4,772	5,503	5,908	4,725
Operating income (loss)	1,092	(6,400)	798	1,198	288	(385)	(97)	(819)	(1,260)	350
Net (loss) income	(1,115)	(7,347)	1,165	167	(14)	(687)	(701)	(8)	(2,243)	(879)

Net revenue
CTR’s net revenue remained stable at $4.8 million in the fourth quarter of 2006 compared to the fourth quarter of 2005. Net revenue in Chilean peso terms increased slightly to 2.3 billion pesos in the fourth quarter of 2006 from 2.2 billion pesos in the fourth quarter of 2005, a function of changes in the mix of access charges on tariffs paid to other service providers by CTR.

Operating expenses
Operating expenses decreased to $3.8 million in the fourth quarter of 2006 from $4.8 million in the fourth quarter of 2005. In Chilean peso terms, operating expenses amounted to 1.8 billion pesos in the fourth quarter of 2006 compared to 2.1 billion pesos in the fourth quarter of 2005. Cost containment initiatives further contributed to the decrease in operating expenses.  Expansion of the urban wireless telecommunications service in several cities in Chile slightly increased operating expenses, however, these were more than offset by a decrease in depreciation expense as a result of the adoption of fresh start accounting on November 30, 2005, which resulted in a decrease in the book value of the telecommunications network equipment.

CONSOLIDATED BASIC AND DILUTED LOSS PER SHARE

	2006				2005						2004
Basic and diluted net loss per share	Q4	Q3	Q2	Q1	1 month ended Dec 31	2 months ended Nov 30	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
From continuing operations	(0.04)	(0.07)	(0.02)	(0.03)	(0.08)	(1.21)	(0.90)	(0.80)	(1.54)	(0.76)	(2.28)	(0.26)	(0.86)	(1.19)
From discontinued operations	-	-	-	-	(0.06)	(0.05)	(0.05)	-	(0.20)	(0.02)	(0.10)	0.03	(0.47)	(0.04)
	(0.04)	(0.07)	(0.02)	(0.03)	(0.14)	(1.26)	(0.95)	(0.80)	(1.74)	(0.78)	(2.38)	(0.23)	(1.33)	(1.23)

CONSOLIDATED BALANCE SHEET

Accounts receivable
The short-term accounts receivable balance decreased to $26.9 million as at December 31, 2006 from $33.0 million as at December 31, 2005. This decrease is mostly attributable to the Company’s collection efforts.

Included in accounts receivable as at December 31, 2006 is a balance of US$4.7 million (US$4.7 million as at December 31, 2005) less an allowance for doubtful accounts of US$2.7 million (US$3.2 million as at December 31, 2005) related to an account receivable from Teleco de Haiti. In December 2001, the Company filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds that ceased flowing to the Company under a Tripartite Agreement between Teleco de Haiti, MCI International and the Company. The agreement provided for the financing of a contract between the Company and Teleco de Haiti pursuant to which the Company was to supply and install certain telecommunications equipment to Teleco de Haiti for US$12.9 million. In the eleven month period ended November 30, 2005, following various proceedings and actions throughout 2002 to 2005, the Company determined that the most likely outcome would not result in the full recovery of the receivable and accordingly, recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million). In the fourth quarter of 2005, the Company came to a settlement with MCI and Teleco de Haiti. The settlement was signed by the Company and MCI, but was not signed by Teleco de Haiti. Teleco de Haiti did not agree to execute the settlement agreement, despite the fact that it agreed to the terms of the settlement in December 2005. As a result, the case was returned to litigation and its outcome remained uncertain. Management believed that the most likely outcome would not result in the full recovery of the receivable and accordingly, in the third quarter of 2006, increased its provision for doubtful account for the entire balance outstanding of $5.5 million (US$4.7 million). In March 2007, SR Telecom reached a settlement with MCI and Teleco de Haiti and received payment in the amount of $2.3 million (US$2.0 million). Accordingly, the provision for doubtful accounts as at December 31, 2006 was adjusted to reflect the settled amount.

Inventory
The inventory balance decreased significantly to $12.0 million as at December 31, 2006 from $30.9 million as at December 31, 2005. The main driver behind this decrease was a $13.9 million inventory write down that was recorded in the third quarter of 2006 to adjust inventory to its net realizable value. This charge resulted from management’s continued restructuring activities, which include the realignment of its business to focus only on performing products. As a result, inventory directly related to products that the Company is either discontinuing or phasing out over time were written down to management’s best estimate of net realizable value. In addition, a $10.1 million write down of excess inventory was recorded in the fourth quarter of 2006 due to customer cancellations of current orders for which inventory was already purchased and a detailed review of inventory requirements based on the expected sale of legacy product lines.

Investment tax credits
Investment tax credits are earned based on eligible research and development expenditures. In December 2006, the Company determined that there was insufficient evidence of reasonable assurance that investment tax credits of $4.6 million would be realized within their remaining life. Accordingly, the Company recorded a reduction of this amount, resulting in a corresponding charge to the statement of operations.

Property, plant and equipment
Property, plant and equipment decreased significantly to $47.9 million as at December 31, 2006 from $58.4 million as at December 31, 2005. The Company recorded an impairment charge of $9.5 million in the third quarter of 2006, consisting of $2.3 million in wireless products segment and $7.2 million in the telecommunications service provider (CTR) segment. The $2.3 million impairment charge in wireless products results from management’s continued restructuring activities, which include the realignment of its business to focus only on performing products. The $7.2 million impairment charge at CTR was recorded in light of performance below par and non-binding purchase offers received.

Intangible assets
Intangible assets decreased significantly to $27.8 million as at December 31, 2006 from $41.9 million as at December 31, 2005. An impairment of $5.4 million was recorded in 2006 to adjust intangible assets to their estimated fair value. This impairment results from management’s continued restructuring activities, which include the realignment of its business to focus only on performing products. As a result, intangible assets comprised of customer relationships directly related to products that the Company is either discontinuing or phasing out over time were written down to their estimated fair value based on the present value of the related estimated future cash flows.

Other assets
Other assets on the balance sheet amounted to $2.8 million as at December 31, 2006 compared to $2.3 million, as at December 31, 2005. These are comprised of costs related to professional fees incurred for the establishment of the credit facility in 2005 and the convertible term loan in 2006.

Accounts payable and accrued liabilities
Trade accounts payable and accrued liabilities increased slightly to $36.0 million as at December 31, 2006 from $35.5 million as at December 31, 2005. The increase is mostly attributable to increased procurement activity in the fourth quarter of 2006, partially offset by the slowing of payments in the fourth quarter of 2005.

Long-term debt and shareholders’ equity

	December 31, 2006	December 31, 2005
	$	$
Lease liability	-	4,197
Credit facility	52,941	47,862
Convertible term loan	10,487	-
Long-term debt (including current and long-term portions)	33,592	35,060
Convertible debentures	1,785	40,630
Other long-term liability	1,749	1,749
Shareholders’ equity	10,933	21,348

Lease liability
The lease liability as at December 31, 2005 primarily related to SR Telecom USA Inc.’s San José, California operating lease, expiring in September 2006, assumed with the acquisition of Netro Corporation on September 4, 2003. As of the second quarter of 2005, the Company stopped making its lease payments and the landlord filed a lawsuit against SR Telecom USA Inc. seeking payment for rent and damages. On January 13, 2006, the Company reached a US$3.6 million settlement including transaction costs for the lease liability claims by the landlord. As at December 31, 2005, the Company recorded a lease liability of $4.2 million (US$3.6 million) reflecting the settlement payable. The Company paid this settlement in the first quarter of 2006.

Credit facility
On May 19, 2005, SR Telecom entered into a US-dollar denominated credit agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, comprised of certain previous holders of 8.15% debentures and subsequent shareholders of the Company, and BNY Trust Company of Canada as administrative and collateral agent. The credit facility was revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Company. The credit facility of US$39.6 million was fully drawn as at December 31, 2006 and December 31, 2005 in the amount of $46.2 million and $46.3 million respectively. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% or the three-month US-dollar LIBOR rate plus 3.85%, and additional interest payable in kind, which is the greater of 7.5% or the three-month US-dollar LIBOR rate plus 4.85%. The additional interest is accrued and included in the credit facility as at December 31, 2006 and December 31, 2005 in the amount of $6.8 million and $1.7 million respectively. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007. In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as it becomes available; and a payout fee at the option of the lenders of either 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined in the credit agreement (which approximates the market capitalization of the Company), at maturity, payable by issuing debt or equity. All 2% commitment fees were paid upon initial drawdown of the credit facility amounts. The 5% payout fee is included in accrued liabilities as at December 31, 2006 in the amount of $0.6 million (US$0.5 million) and as at December 31, 2005 in the amount of $0.2 million (US$0.2 million).

Convertible term loan
On December 16, 2006, the Company obtained a $20.0 million convertible term loan from a syndicate of lenders, comprised of certain of the Company’s shareholders, following an amendment to its previous credit agreement. The convertible term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US-dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the Company’s option, at a rate equal to the greater of 7.5% or the three-month US-dollar LIBOR rate plus 4.85%. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007. The convertible term loan has a five-year term and is secured by the assets of the Company, subordinated only to the existing credit facility. The holders of the convertible term loan have the right to convert, at any time, the convertible term loan, all “in kind” interest and other accrued but unpaid interest thereon into common shares of the Company at the conversion rate of $0.17 per common share. The financial terms of the convertible term loan include the following: an up-front, 2% commitment fee based on the convertible term loan and a payout fee of 5% of the convertible term loan due at maturity. As at December 31, 2006, the commitment fee of $0.4 million has been paid and $0.02 million has been accrued for the payout fee.

In accordance with Canadian GAAP, the convertible term loan is accounted for on the basis of its substance and is presented in its component parts of debt and equity. The debt component was measured, prior to adjustment, at the issue date as the present value of the cash payments of interest and principal due under the terms of the convertible term loan using a discount rate of 22%, which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The equity component was measured, prior to adjustment, at the issue date using the Black-Scholes option-pricing model using the following assumptions: dividend yield of 0.0%; volatility of 100.0%; risk-free interest rate of 3.9%; and expected life of 5 years. Both components, individually valued as described above, were then adjusted, on a prorated basis, to arrive at each component of the convertible term loan. The debt component is accreted to its face value through a charge to earnings over its term.

As at December 31, 2006, the debt component is $10.5 million, including $0.04 million of accreted interest and interest payable in kind in the amount of $0.1 million, and the equity component is $9.6 million.

Issue costs amounting to $1.4 million have been allocated between the debt and equity components of the convertible term loan: $0.7 million was allocated to the debt component and has been included in deferred costs; and $0.7 million was allocated to the equity component and has been included in deficit.

Long-term debt
Long-term debt includes $0.3 million face value of senior unsecured debentures which weren’t exchanged for convertible debentures in August 2005, $0.2 million of obligations under capital leases and $33.1 million of notes payable issued by CTR.

The majority of long-term debt relates to outstanding notes payable by CTR to Export Development Canada (EDC) and the Inter-American Development Bank (IADB). As at December 31, 2006, principal amount of US$28.0 million (US$29.5 million as at December 31, 2005) was outstanding.

During the second quarter of 2005, SR Telecom and CTR lenders re-negotiated and agreed on payment terms and on extending the maturity of the loan to May 17, 2008. The interest rate was at LIBOR plus 4.5%, plus 1% per year, payable in kind at maturity, which is included in long-term debt in the amount of $0.5 million as at December 31, 2006 ($0.1 million as at December 31, 2005).

The EDC note and IADB notes ranked pari passu and were secured by a pledge of all of the assets of CTR and a pledge of the shares of the intermediate holding companies. The Company guaranteed the performance of CTR’s obligations to lenders up to an amount of US$12.0 million. This guarantee was secured against all assets of SR Telecom and ranked pari passu with convertible debentures and subordinate to the security for the credit facility.

The notes were subject to a number of financial performance and financial position covenants, which were in default as at December 31, 2006. However, the lenders did not take any action on these defaults. In accordance with GAAP, the notes were classified as current liabilities. Covenants under the notes fell into two main categories: financial covenants that required the achievement of specific objectives for current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover; and performance covenants that focused on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

Convertible debentures
In 2005, SR Telecom and its debenture holders entered into an agreement to exchange the then outstanding 8.15% debentures and accrued interest thereon into 10% convertible debentures. At the August 24, 2005 debenture exchange closing, all but face value of $0.3 million of the 8.15% debentures were exchanged for $75.5 million face value of 10% convertible debentures.

10% convertible debentures were convertible into common shares at a rate of 4,606 common shares per $1,000 in principal amount of new convertible debentures, representing a conversion price of approximately $0.217 per common share. Interest on the convertible debentures was payable in cash or in kind by the issuance of additional convertible debentures.  Convertible debentures were secured by a second lien on all of the assets of SR Telecom, ranking pari passu with the lenders of CTR, and were subordinate to the security of the credit facility.

In conjunction with private placements completed on February 2, 2006 and February 27, 2006, the Company converted approximately $61.8 million and $4.5 million, respectively, of convertible debentures, including accrued interest payable in kind, into 280,881,314 common shares and 20,391,019 common shares, respectively. Other conversions of convertible debentures and accrued interest payable in kind took place throughout the first and second quarters of 2006.

In accordance with Canadian GAAP, the convertible debentures were accounted for in accordance with their substance and were presented in their component parts of debt and equity, measured at their respective fair values. As at December 31, 2006, the debt component is $1.8 million ($40.6 million as at December 31, 2005), including $0.1 million of accreted interest ($0.7 million as at December 31, 2005) and interest payable in kind in the amount of $0.3 million ($2.3 million as at December 31, 2005), and the equity component is $1.0 million ($27.8 million as at December 31, 2005).

In February 2007, the Company announced that it would redeem its outstanding 10% convertible debentures on March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus $38.63 of accrued but unpaid interest thereon to the redemption date. Up to the redemption date, debenture holders had the option to convert all or a portion of their convertible debentures and accrued but unpaid interest thereon into common shares at an effective amended rate of $0.15 per common share.

Prior to March 6, 2007, $2.0 million convertible debentures, including accrued but unpaid interest thereon were converted into 13,181,651 common shares. The Company accounted for these conversions as induced early conversions, with the number of shares issued from the conversion being measured at $0.217 per common share, as per the original terms of the convertible debentures, and additional shares issued to induce the conversion being measured at fair value. The resulting debt settlement gain of $0.1 million is included in financing expenses and incremental conversion costs of $0.9 million will be included in deficit in the first quarter of 2007.

On March 6, 2007, the Company redeemed $0.7 million of convertible debentures and accrued but unpaid interest thereon for $0.8 million. The Company accounted for this redemption as an early redemption of debt, with the consideration paid on extinguishment being allocated to the debt and equity components of the convertible debentures. The resulting gain of $0.05 million relating to the debt component will be included in financing expenses and the resulting cost of $0.04 million relating to the equity component will be included in deficit in the first quarter of 2007.

As at March 6, 2007, there were no outstanding 10% convertible redeemable secured debentures.

Other long-term liability
As at December 31, 2006 and December 31, 2005, the Company’s long-term liability was $1.7 million (US$1.5 million), which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation, for a period of six years to 2009, as part of the purchase agreement.

The following table outlines the cash payments with respect to SR Telecom’s contractual cash obligations, prior to the sale of CTR and conversion of convertible debentures:

	2007	2008	2009	2010	2011	Thereafter	Total
Contractual obligations
Senior term loan *	-	-	-	-	-	35,000	35,000
Long-term credit facility *	-	-	-	-	-	52,941	52,941
Convertible term loan *	-	-	-	-	-	20,132	20,132
Long-term debt **	2,426	30,896	-	-	270	-	33,592
Convertible redeemable secured debentures***	-	-	-	-	1,785	-	1,785
Operating lease obligations – Wireless telecommunications products	428	168	65	33	1	1	696
Operating lease obligations – Telecommunications service provider **	3,772	3,473	1,557	132	71	80	9,085
	6,626	34,537	1,622	165	75,200	81	118,231

*	Interest is payable in cash or in kind at the Company’s option. The interest component cannot be determined at this time given that the payable in kind component is at the Company’s option.

**	With the sale of CTR in February 2007, the Company was fully released from all of its obligations, including liabilities for loans to CTR and lease obligations of CTR.

***	With the conversion and redemption of 10% convertible debentures in March 2007, the Company has no further obligations with regard to these debentures.

Capital stock
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
	Issued and outstanding common shares	Capital stock ($ thousands)
Opening balance as at December 31, 2004	17,610,132	219,653
November 30, 2005 mandatory conversion of convertible debentures (a)	47,322,829	10,274
Closing balance as at December 1, 2005	64,932,961	229,927
Conversions of debentures during the fourth quarter of 2005 (a)	734,000	159
Closing balance as at December 31, 2005	65,666,961	230,086
February 2, 2006
Private placement (b)	333,333,333	50,000
Conversion of debentures (b)	280,881,314	61,806
February 27, 2006
Private placement (b)	28,498,302	4,275
Conversion of debentures (b)	20,391,019	4,485
Conversion of debentures during the remainder of the year	1,852,555	414
July 24, 2006 issuance of shares (c)	2,769,576	1,108
Closing balance as at December 31, 2006	733,393,060	351,279

(a)
On November 30, 2005, pursuant to the terms of the convertible debentures, $10.0 million in principal amount of the convertible debentures, and $0.3 million of accrued interest payable in kind thereon were converted into common shares. Other conversions of convertible debentures took place in 2005.

(b)
On February 2, 2006, the Company completed a private placement and converted convertible debentures, including accrued interest payable in kind thereon, into common shares. On February 27, 2006, the Company completed a similar private placement and converted convertible debentures, including interest payable in kind thereon, into common shares. Share issue costs amounted to $1.0 million.

(c)
On July 24, 2006, the Company issued common shares to its former interim president and chief executive officer as per the terms of an agreement. Compensation expense of $1.1 million, as well as $0.7 million for all applicable taxes, was included in selling, general and administrative expenses in 2006.

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan was approved by the shareholders of the Company at the Annual General Meeting of the shareholders held on June 8, 2006. Options are granted to directors and employees at the discretion of the Board of Directors. All stock options granted to employees under this plan vest over 4 years and expire 7 years from the grant date. All stock options granted to directors under this plan vest over 1 year and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors, but shall not be lower than the greater of the following: (a) the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option; and (b) the average closing price of the common shares on the TSX for the fifteen trading days immediately preceding the option grant date. During the year, 27,435,835 stock options were granted to employees and directors at a weighted average exercise price of $0.32.

In 2006, $1.9 million of compensation expense for awards granted since January 1, 2002 ($0.7 million for the year ended December 31, 2005) was included under SG&A expenses in the consolidated statement of operations.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents
Consolidated cash, including restricted cash, increased to $27.1 million as at December 31, 2006 from $10.2 million as at December 31, 2005. The Company had cash collateral for bonding facilities and security for the convertible debentures totalling $7.8 million as at December 31, 2006 ($0.7 million as at December 31, 2005). Amounts outstanding under these facilities amounted to $2.9 million as at December 31, 2006 ($2.0 million as at December 31, 2005).

Consolidated cash, including restricted cash stood at $14.9 million as of May 31, 2007.

On April 12, 2007, the Company entered into a sale and leaseback agreement regarding its property located in Montréal, Canada for proceeds of approximately $8.6 million.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

Pursuant to the debenture conversions as well as the financing arrangements the Company has entered into, the Company will have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Cash flows
Cash flows used in continuing operations amounted to $45.2 million in 2006 compared with $40.9 million in 2005, mainly attributable to an increased loss from continuing operations, offset by fluctuations in non-cash working capital components and in restructuring, asset impairment and other charges.

Cash flows provided by continuing financing activities amounted to $65.9 million in 2006, derived primarily from the private placements issued in February 2006 and the new convertible term loan obtained in December 2006. This compares to cash flows provided by continuing financing activities of $41.4 million in 2005, primarily arising from the issuance of the credit facility in May 2005.

Cash flows used in continuing investing activities amounted to $10.9 million in 2006 compared with $2.0 million in 2005. This increase is mainly attributable to higher levels of restricted cash in 2006.

Capital expenditures
The Company presently has no material commitments for capital expenditures. Wireless property, plant and equipment additions relate to ongoing capital requirements and were $1.6 million in 2006 compared with $1.4 million in 2005. CTR’s property, plant and equipment additions amounted to $2.8 million in 2006 and $2.7 million in 2005. These expenditures related principally to existing network upgrades and enhancements.

Off-balance sheet and banking arrangements
The Company has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Company also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Company’s products. In the Company’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Company agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years to 2009, and to obtain directors and officers insurance in this regard for a period of three years. An amount of $1.7 million has been recorded in this regard and is presented as a long-term liability.

In connection with the issuance of the convertible redeemable secured debentures and convertible loan (collectively the “convertible debt”), the Company entered into a Registration Rights Agreement (the “Agreement”). Pursuant to the terms of the Agreement, the Company is required to cause the common shares issuable or issued pursuant to the terms of the convertible debt, to be registered under the United States Securities Act of 1933 upon request by the holders thereof. In the event that the Company does not comply with the request and other related conditions within the time limits provided in the Agreement, penalties will be payable by the Company at rates ranging from 0.5% to 2% of the common share amounts.

Litigation
The Company has included in its accounts payable and accrued liabilities or income taxes payable, as at December 31, 2006 and as at December 31, 2005, management’s best estimate of the outcome of several litigations, described as follows:

FUTURE COMMUNICATIONS COMPANY (FCC) LITIGATION
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc., a wholly owned subsidiary, of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. to accept return of inventory provided to FCC. The Kuwait Appeal Court rejected the appeal filed on March 2, 2005 and the Company appealed this decision to the highest of the Kuwait Courts on July 4, 2005. On January 7, 2007, the Kuwait Appeal Court handed down its decision in favour of FCC for an amount of US$1.0 million, plus court fees.

EMPLOYEE-RELATED LITIGATION
As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labour laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. The Company intends to vigorously defend itself against these claims with all available defences.

TAX MATTERS
In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes and by Canadian and provincial governments for research and development tax credits relating to prior years. The Company has reviewed these assessments and determined the likely amounts to be paid. The Company has accrued such amounts in their respective classification on the statement of operations including research and development expenses, income tax expense and selling, general and administration expenses.

GENERAL

From time to time, the Company is involved in various legal proceedings in the ordinary course of business. The Company is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Company's business in the future.

Related-party transactions
Most of the credit facility, debentures, Convertible Debentures and convertible term loan interest expense relate to amounts due to current shareholders and the debenture conversions took place with current shareholders. Furthermore, the Company has entered into transactions involving, primarily, professional services with members of its Board of Directors and their affiliated companies. During 2006, the Company entered into a consulting agreement with a former member of its board. The Company continues to pay director fees to its board members. See note 26 to the consolidated financial statements.

OUTLOOK

Refer to the section entitled “About Forward-Looking Statements” above in this management’s discussion and analysis for a discussion concerning the material assumptions underlying and the material risk factors that could affect our outlook.  In addition, for a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  “Assumptions, risks and uncertainties” elsewhere in this management’s discussion and analysis for the year ended December 31, 2006 and the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www.srtelecom.com .

The Company believes that WiMAX promises to revolutionize the broadband industry by pulling together many of the technologies that have been developed during the last 15 years. WiMAX innovation will provide performance and cost efficiency similar to that seen with WiFi, but for ubiquitous carrier networks. By leveraging its leading OFDM broadband experience, previous investment in similar products and development platforms, and its existing OFDM customer base, we believe that SR Telecom is well positioned to gain market share in the WiMAX market.

Mobile WiMAX is the long-term goal for many industry segments, but the majority of carriers and enterprises interested in WiMAX today are looking for fixed or nomadic wireless-based solutions as an alternative to wireline deployments or upgrades. Many are now beginning to realize that stable mobile WiMAX solutions are a few years away and are looking to fixed WiMAX to enter the market quickly and capture market share.

By providing a single software-upgradeable platform for both fixed and mobile WiMAX solutions, SR Telecom offers a safe, evolutionary path to “e” that will allow us to gain customers’ interest while mobile WiMAX solutions are still maturing. Over the next eighteen months, the Company’s intention to increase market share is founded on four fundamental drivers of its marketing plan:

1	A diversified CPE product portfolio

2	Value-added pricing

3	Fixed WiMAX “e” solution

4	Evolutionary and safe WiMAX “e” deployment

We believe that this focus will help create the internal momentum required to realign SR Telecom, as will operational and corporate initiatives to reduce costs and contain expenses.

During the first half of 2007 while the Company sought to re-establish a firm financial footing, a cost reduction plan was implemented to improve production costs and overall price competitiveness. Additional initiatives occurred on the corporate front, including the disposal of legacy product lines and headcount reductions, both of which will contribute to lowering SG&A expenses in 2007 and improve the Company’s profitability and liquidity position. The cost reduction plan will continue throughout 2007.  Management expects that such plan should yield increased gross margins and lower operating expenses in 2008.

However, cash consumption will continue to occur at a rapid pace for the second half of the year, due primarily to the ramp up of WIMAX solutions as well as the impact of the reversal of a cash conservation effort that occurred as the Company explored additional financing options during the first half of 2007. As SR Telecom completes the operational side of restructuring that began in April, and with new financing confirmed in the form of a $45.0 million term loan, of which $35.0 million was drawn on July 3, 2007, and an additional $10.0 million will be available for drawdown for a period of up to one year from closing, the Company will be investing significantly in working capital during the remainder of the year due to lengthy customer terms and significantly shorter terms with suppliers.

2007 will be a year of transition for SR Telecom, as it realigns the organization to support targeted marketing, development and operational strategies.  SR Telecom anticipates a return to normal operating mode in 2008 as it further monetizes the balance sheet—the result of new contract manufacturer relationships— and benefits from streamlined operations.

In the recent financing round announced July 3, the Company was successful in raising more funds than are expected to be required to fully fund its business plan, while also attracting a new investor.  The Company has used debt-to-equity conversions in the past to de-lever its balance sheet and could consider taking similar actions in the future, though any such actions would each be subject to applicable lender approval.  Nevertheless, the Company’s existing business plan is subject to significant risks and uncertainties, such as: contract manufacturing, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryone in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.  Accordingly, during the next eighteen-month period, the Company will continue to evaluate all strategic options, including the sale of assets or legal entities.

ASSUMPTIONS, RISKS, AND UNCERTAINTIES

SR Telecom is subject to several risks and uncertainties that could affect its business, financial condition or results of operations. The risks and uncertainties are not the only ones that we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect us.   For additional disclosure regarding risk factors, please also refer to the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www.srtelecom.com.

Financial factors
SR Telecom’s operations are by their nature capital-intensive. The Company may therefore require continuing access to financing to fund working capital needs, research and development activities, capital expenditures and other cash requirements, as well as additional development and acquisition opportunities.  There is no guarantee that such continuing access to financing from either existing investors or third parties to fund such working capital needs will be available in the future.

At July 3, 2007, the Company has in excess of $108 million of consolidated debt outstanding comprised principally of the credit facility and the convertible term loan. There is no assurance that the Company will be able to pay interest and principal or to refinance its indebtedness, which will depend upon future performance. Future performance is subject to the success of the business plan, including the Company’s ability to successfully integrate its operations, general economic conditions and financial, competitive, regulatory, labour and other factors, many of which are beyond the Company’s control.  A substantial portion of cash flow from operations would need to be dedicated to repayment of debt, thereby reducing the availability of cash flow to fund our working capital, capital expenditures, research and development efforts, potential acquisition opportunities and other general corporate purposes. This could reduce the Company’s flexibility in planning for, or reacting to, changes in our business, or leave us unable to make strategic acquisitions, introduce new products or exploit new business opportunities, and may cause the Company to seek protection from our creditors under applicable bankruptcy, insolvency or other creditor protection legislation or pursue other restructuring alternatives.

The trust indenture and the credit facility contain provisions that limit the Company’s ability and, in some cases, the ability of the Company’s restricted subsidiaries to: 1) pay dividends or make other restricted payments and investments; 2) incur additional indebtedness and issue preferred stock; 3) create liens on assets; 4) merge, consolidate, or sell all or substantially all of the Company’s assets. Events beyond the Company’s control may affect SR Telecom’s ability to comply with many of these restrictions.

Operating results
The Company has incurred losses from operations in its past fiscal years, and it has failed to execute on its prior business plans developed by prior management.  Failure to return to profitability could have a material adverse effect on business and prospects. The ability to achieve and maintain profitability will depend on, among other things, the ability to secure new business, to develop new products and features on a timely basis, the market’s acceptance of the Company’s products and the ability to reduce product costs and other costs sufficiently.

External factors
The Company markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. The risk of doing business with customers in such countries, include dealing with the following: 1) trade protection measures and import or export licensing requirements; 2) difficulties in enforcing contracts; 3) difficulties in protecting intellectual property rights; 4) unexpected changes in regulatory requirements; 5) legal uncertainty regarding liability, tax, tariffs and other trade barriers; 6) foreign exchange controls and other currency risks; 7) inflation; 8) government appropriations or subsidies of which the customers are beneficiaries or recipients may be decreased or delayed; 9) challenges to credit and collections; 10) expropriation; 11) government instability, war, riots, insurrections and other political events. The Company attempts to ensure the collection of its revenues through the use of letters of credit and the analysis of the credit worthiness of its customers. However, these measures would likely not cover all losses.

Competition
The inability to develop new products or product features on a timely basis, or if new products or product features fail to achieve market acceptance, the Company’s revenues and revenue growth may be adversely affected. In the past, the Company has experienced design and manufacturing difficulties that delayed the development, introduction or marketing of new products and enhancements, which caused it to incur unexpected expenses. Furthermore, in order to compete in additional markets, the Company will have to develop different versions of its existing products that operate at different frequencies and comply with diverse, new or varying governmental regulations in each market, which could also delay the introduction of new products.

The market for wireless access telecommunications equipment is rapidly evolving and highly competitive. Increased competition may result in price reductions, shorter product life cycles, longer sales cycles and loss of market share, any of which could adversely affect the Company’s business. If the Company cannot reduce the cost of its products enough to keep pace with the required price reductions, then product sales or gross margins, and consequently results of operations, will suffer.

The Company’s inability to implement cost reductions may also have an impact on its ability to compete in the marketplace. For example, cost for contract manufacturing may be largely impacted by the level and volume of orders, which is driven by customers demand. Also, the Company’s contract manufacturers must correctly implement cost reductions that the Company designs into the products; cost projections are based upon assumptions regarding the ability of contract manufacturers to achieve volume-related cost reductions. Some of the Company’s design cost reductions will depend on the emergence of low-cost components that are likely to be developed by third parties. The Company’s product costs will exceed its internal projections to the extent these third parties are unable or unwilling to cooperate in reducing product cost, or their efforts in this regard are not timely.

In addition, the price for wireless telecommunications equipment is driven by the prevailing price for other connection technologies, such as the cost of obtaining digital subscriber line (DSL) service or leasing a T1 connection from the traditional telecommunications service provider in a given locale. The price of these connections has declined significantly in many countries in the recent past, and could decline significantly in the future. If this trend continues, service providers might be more likely to use these kinds of connections than to introduce new technology such as our products, which would adversely affect the Company’s revenues and earnings.

Long sales cycles
The Company’s sales cycles are long and unpredictable. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. As a result, the Company’s revenues may fluctuate from quarter to quarter and it may be unable to adjust its expenses accordingly. This would cause operating results and stock price to fluctuate. In addition, the Company expects that the delays inherent in its sales cycle could raise additional risks of service providers deciding to cancel or change their product plans.

The Company’s sales cycles may cause results to fluctuate from quarter to quarter depending on the timing of purchase orders, the bidding and winning of sales contracts, as well as other factors beyond the Company’s control. The Company markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. Doing business with customers in such countries involves many uncertainties. As such, one quarter’s results are not predictive of a future quarter’s performance and general trend analysis is not an adequate indicator of future performance.

Response to industry’s change of pace
The telecommunications industry is subject to rapid and substantial technological change. The Company may not be able to keep pace with technological developments or developments by other companies that could render its products or technologies non-competitive. Some of these technologies and products could be more effective and less costly than the Company’s, thereby potentially eroding market share.

Product viability
The development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s business plan, future success and profitability. If fixed and/or mobile WiMAX prove to be less commercially viable than currently anticipated, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company may experience significant adverse effects on its liquidity, financial condition and ability to continue operating as a going concern.

Product performance
The Company may be subject to significant liability claims if its products do not work properly. The provisions in the agreements with customers that are intended to limit the Company’s exposure to liability claims may not preclude all potential claims. In addition, insurance policies may not adequately limit its exposure with respect to such claims. Liability claims could require the Company to spend significant time and money in litigation or to pay significant damages, and could seriously damage the Company’s reputation and business.

Outsourcing
On March 27, 2006, the Company announced the completion of a multi-year agreement to outsource its manufacturing operations in order to increase competitiveness. The Company also reached an agreement in December 2006 with a new contract manufacturer who began production in early 2007. In Addition, the Company signed a three-year WIMAX manufacture and supply agreement with Taiwan-based Microelectronics Technology (MTI) in May 2007.

As a result, the Company depends on its contract manufacturers to manufacture its products. This reliance on contract manufacturers exposes the Company to significant risks, including risks resulting from: 1) potential lack of manufacturing capacity; 2) limited control over delivery schedules; 3) quality assurance and control; 4) manufacturing production costs; 5) voluntary or involuntary termination of the Company’s relationships with its contract manufacturers; 6) difficulty in, and timeliness of, substituting the Company’s contract manufacturers; and 7) the financial strength of the contract manufacturers. If the operations of the Company’s contract manufacturers are halted, even temporarily, or if they are unable to operate at full capacity for an extended period of time, the Company may experience business interruption, increased costs, loss of goodwill and loss of customers.

The Company’s contract manufacturers rely on the Company’s forecasts of future orders to make purchasing and manufacturing decisions. The Company provides contract manufacturers with forecasts on a regular basis. If a forecast turns out to be inaccurate, it may lead either to excess inventory that would increase the Company’s costs or to a shortage of components that would delay shipment of equipment. In either case, the Company’s business and results may be adversely affected.

Supply chain
Some of the key components to be used in the Company’s products are complex to manufacture and have long lead times. Sole source vendors for which alternative sources are not currently available supply these components. In the event of a reduction or interruption of supply, or degradation in quality, as many as six months could be required before the Company, or its contract manufacturers, could begin receiving adequate supplies from alternative suppliers, if any. As a result, product shipments could be delayed and the Company’s revenues and results of operations could suffer. If the Company, or its contract manufacturers, received a smaller allocation of component parts than is necessary to manufacture products in quantities sufficient to meet customer demand, customers could chose to purchase competing products and the Company could lose market share.

Outdated inventory
SR Telecom has acquired and may continue to acquire significant inventory in order to support contractual obligations in relation to discontinued product lines and discontinued components in existing products. If sales of such products or components do not materialize, the Company could end up with inventory levels that are significantly in excess of the Company’s needs, which could increase working capital requirements or cause significant losses.

Litigation
The Company is subject to a number of arbitration disputes and litigations that may adversely affect the operating results and liquidity if these disputes are not favourably resolved. Furthermore, SR Telecom has recorded liabilities including those in connection with its arbitration proceedings, and may involve other obligations not yet known. Estimates of these liabilities have been made, but there can be no assurance that the actual settlement of these liabilities will not differ materially from amounts accrued.

Foreign exchange fluctuations
The Company’s functional currency is the Canadian dollar, while the majority of sales contracts are in other currencies. All foreign operations are classified as integrated with those of SR Telecom for consolidation purposes so that any gains or losses on foreign exchange translation are charged to income in the current year. Fluctuations between currencies will affect the reported values of revenues and eventual collections. While the Company could engage in hedging activities from time to time to protect from fluctuations, there can be no assurance that these practices will be adequate to eliminate potential negative effects.

The Company has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Company has limited currency exposure to freely tradable and liquid currencies of first world countries and communities. Foreign currency exposures are evaluated regularly and, where warranted, hedge mechanisms are used to minimize the impact of market fluctuations.

Internal controls
One or more material weakness in the Company’s internal controls over financial reporting could occur or be identified in the future. In addition, because of inherent limitations, the Company’s internal controls over financial reporting may not prevent or detect misstatements, and any projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in condition or that the degree of compliance with the Company’s policies and procedures may deteriorate. If the Company fails to maintain the adequacy of its internal controls, including any failure or difficulty implementing required new or improved controls, the Company’s business and results of operations could be harmed, the Company may not be able to provide reasonable assurance as to its financial results or meet its reporting obligations and there could be a material adverse effect on the price of its shares.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the issuer. They are assisted in this responsibility by the management team. The Company adopted a risk-based approach using the integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to determine its scope. The CEO and CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at December 31, 2006, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

Through the evaluation of the design of its internal controls, the Company has identified certain internal control weaknesses in the financial reporting process. The principal area of internal control deficiency is a lack of sufficient analysis and review in the year end reconciliation of amounts reported in accordance with Canadian GAAP to US GAAP.

The above deficiency is not uncommon to many small companies. While this deficiency could lead to a material misstatement in the financial statements, no such misstatement has occurred. Management has undertaken a review of the internal controls over financial reporting and is currently developing an action plan to remedy the internal control deficiency in 2007.

ACCOUNTING POLICIES

Critical accounting policies and estimates
SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies that require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time.

Going concern assumption
The consolidated financial statements have been prepared on a going-concern basis. The going-concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Company’s losses for the current and prior years, negative cash flows, reduced availability of supplier credit and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities and commitments in the ordinary course of business are subject to significant uncertainty.

For the year ended December 31, 2006, the Company incurred a net loss of $115.6 million ($9.4 million for the month ended December 31, 2005 and $81.8 million for the eleven months ended November 30, 2005) and used cash of $45.2 million ($7.1 million for the month ended December 31, 2005 and $48.0 million for the eleven months ended November 30, 2005) in its continuing operating activities. Going forward, the Company will continue to require substantial funds as it continues the development of its WiMAX product offering.

The Company has taken the following steps to address the going concern uncertainty:

On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR, for proceeds of nil (see note 12). As part of this transaction, the Company has been fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million. The divestiture of this non-core asset marked another important step in the Company’s plan to strengthen its financial position by streamlining its balance sheet and focus on its WiMAX strategy.

On March 6, 2007, the Company concluded the conversion/redemption of the remaining Convertible Debentures, allowing for the release of $4.7 million of restricted cash.

On April 12, 2007, the Company closed the sale and leaseback of its property located in Montréal (Québec), Canada for gross proceeds of $8.6 million.

On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

The Company’s successful execution of its business plan is dependent upon a number of factors that involve risks and uncertainties. In particular, the development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s strategic plan and of its future success and profitability. If either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company will experience significant adverse effects on its liquidity, financial condition and ability to continue as a going concern.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Revenue recognition
Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable and collection of the receivable is reasonably assured.

The principal revenue recognition guidance used by SR Telecom are the US Securities and Exchange Commission’s Staff Accounting Bulletins No. 101 and No.104, Revenue Recognition in Financial Statements (SAB 101 and SAB 104) and the Emerging Issues Committee (EIC) abstracts on revenue recognition: EIC 141 Revenue Recognition and EIC 142 Revenue Arrangements with Multiple Deliverables.

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Company determines if the arrangement can be separated amongst its different elements, using guidance under Canadian and US GAAP. That is, (1) the product or service represents a separate earnings process; (2) objective, reliable and verifiable evidence of fair value exists; and (3) the undelivered elements are not essential to the functionality of the delivered elements. Under this guideline, the Company recognizes revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

The Company’s products and services are generally sold as part of contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining cost exceeds the remaining revenue, a loss is immediately recognized in the financial statements.

The Company is, pursuant to certain arrangements, subject to late delivery penalties on equipment sales. Penalties are accounted for as a reduction of revenue, when revenue is recognized.

The Company’s customary trade terms include, from time to time, holdbacks on contracts (retainers on contracts) that are due for periods extending beyond one year and are included in long-term accounts receivable. Performance of the Company’s obligations under contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Company ensures collection of its revenue through the use of insurance companies, letters of credit and the analysis of the credit worthiness of its customers.

The Company’s products are not generally sold through resellers and distributors.

Accruals for warranty costs, sales returns and other allowances at the time of shipment are based on contract terms and experience from prior claims.

Warranty obligations
Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom’s usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom’s warranty accrual could change significantly. SR Telecom tracks historical warranty costs, including labour and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom’s historical experience with similar products.

Allowance for doubtful accounts
SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, the Company requires the insurance of accounts receivable by an export credit agency or by confirmed irrevocable letters of credit. The Company believes that it has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for excess or obsolete inventory
Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first-in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favourable than the Company’s assumptions, additional reserves may be required.

Assessment of impairment of long-lived assets
Long-lived assets, including property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management measures recoverability of assets to be held and used on an ongoing basis by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset and its eventual disposal. If the carrying amount of an assets exceeds its estimated future cash flows, an impairment charge is recognized at the amount by which the carrying amount of the asset exceeds the fair value of the asset in the period incurred. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenues and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom’s subsidiaries are financially and/or operationally dependent on the Company and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period. Translation gains and losses of such subsidiaries’ accounts are reflected in the statement of operations.

Income tax assets
Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted and the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

Investment tax credits are created from eligible research and development expenditures that can be carried forward to future periods. The Company’s existing credits have a remaining average life of four to 20 years. As of July 1, 2003, the Company ceased the recognition of further federal investment tax credits. The ability to realize the value of investment tax credits is reassessed in light of current and expected results of tax planning strategies. Any reduction in the value of such investment tax credits is recorded in research and development expenses in the statement of operations.

Adoption of new accounting policies

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, Consolidation of Variable Interest Entities. This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. This guideline applied to the Company as of January 1, 2005. Adoption of this guideline did not have an impact on the Company’s results of operations or financial position.

FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions came into effect on January 1, 2005. These recommendations did not have an impact on the Company’s results of operation or financial position at the time of adoption.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
The CICA issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Company has adopted the transitional provisions of this section, effective January 1, 2004, where compensation expense is recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. The Company applied this provision retroactively, without restatement of prior periods. As a result, opening deficit increased by $0.3 million and contributed surplus was recorded for the same amount at January 1, 2004.

NON-MONETARY TRANSACTIONS
In June 2005, the CICA issued Section 3831, Non-Monetary Transactions, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has remained unchanged from the former Section 3830. However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption was permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Company has chosen early adoption of these standards. Adoption of this guideline did not have an impact on the Company’s results from operations or financial position.

New accounting recommendations

FINANCIAL INSTRUMENTS
The CICA issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that (1) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity, (2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and (3) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The CICA also reissued section 3860 (as section 3861) of the CICA Handbook, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for years beginning on or after October 1, 2006. The Company will adopt these new sections effective January 1, 2007.

As a result of adopting Section 3855, the Company’s deferred financing costs on the credit facility and convertible term loan, currently presented in other assets on the consolidated balance sheet, will be reclassified against long-term debt as of January 1, 2007. In addition, completion fees on the credit facility and convertible term loan, currently presented in accounts payable and accrued liabilities on the balance sheet, will also be reclassified to long-term debt as of January 1, 2007. As a result of the application of Section 3855, approximately $0.3 million will be recorded in opening deficit as at January 1, 2007 to reflect the difference between the straight-line and the effective interest methods of amortization and accretion.

Furthermore, as a result of adopting Section 3855, the Company’s long-term accounts receivable will be revalued to its discounted present value as at January 1, 2007. Approximately $0.6 million will be recorded in opening deficit as at January 1, 2007 to reflect the difference between the discounted fair value and the carrying value of the long-term accounts receivable.

In accordance with the transitional provisions, prior periods will not be restated as a result of adopting this new accounting standard.

HEDGES
The CICA issued section 3865 of the CICA Handbook, Hedges. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. A company uses hedging to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. As of January 1, 2007, the adoption of section 3865 did not have a material impact on the Company’s consolidated financial statements.

COMPREHENSIVE INCOME
The CICA issued section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than just the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with new requirements of section 1530, Comprehensive Income.

Adopting these sections on January 1, 2007 will require the Company to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

•	Comprehensive income and its components
•	Accumulated other comprehensive income and its components

The adoption of this section is not expected to have a material impact on the Company’s consolidated financial statements.